Exhibit 99.1
Attunity Reports Fourth Quarter and Full Year 2012 Financial Results

Non-GAAP net income increased 100% in the fourth quarter of 2012; License revenues increased 34% in the fourth quarter of 2012

BURLINGTON, Massachusetts, January 30, 2013 --

Attunity, Ltd.(NASDAQ CM: ATTU), a leading provider of information availability software solutions, today reported its unaudited financial results for the three month period and year ended December 31, 2012.

Financial Highlights for the Fourth Quarter of 2012

•	Total revenues increased 24% to $7.1 million in the fourth quarter of 2012, compared to $5.7 million for the same period last year

•	License revenues increased 34% to $4.3 million in the fourth quarter of 2012, compared to $3.2 million for the same period last year

•	Operating income increased to $0.9 million in the fourth quarter of 2012, compared to an operating loss of ($14,000) for the same period last year

•	Non-GAAP operating income increased 82% to $1.4 million in the fourth quarter of 2012, compared to $0.8 million for the same period last year

•	Net income increased to $1.1 million in the fourth quarter of 2012, compared to a loss of ($0.4) million for the same period last year

•	Non-GAAP net income increased 100% to $1.5 million in the fourth quarter of 2012, compared to $0.7 million for the same period last year

FinancialHighlights for the Year Ended December 31, 2012

•	Total revenues increased 68% to $25.5 million in 2012, compared to $15.2 million in 2011

•	License revenues increased 77% to $14.4 million in 2012, compared to $8.1 million in 2011

•	Operating income increased to $2.5 million in 2012, compared to $70,000 in 2011

•	Non-GAAP operating income increased 97% to $4.4 million in 2012, compared to $2.2 million in 2011

•	Net income increased to $1.5 million in 2012, compared to a loss of $0.8 million in 2011

•	Non-GAAP net income increased 175% to $4.1 million in 2012, compared to $1.5 million in 2011

•	Shareholders' equity increased to $9.6 million as of December 31, 2012 compared to $5.2 million as of December 31, 2011

Recent Operational Highlights

•
Record quarterly revenues in the fourth quarter of 2012 for Attunity Replicate, partially attributable to signing major customer agreements across all regions and several industries, including a leading global semiconductor corporation, a large financial services institution, several healthcare organizations and a leading online E-commerce vendor. Closed several competitive wins with Attunity Replicate for EMC Greenplum for Big Data analytics, as well as for Oracle Exadata.

•	Launched commercial availability of Attunity CloudBeam, a fully-managed data transfer platform, with several solutions for Amazon Web Services (AWS) cloud storage.

•	Introduced new solution for Hadoop to accelerate Big Data collection and integration based on Attunity Managed File Transfer (MFT) software.

"We are excited to report a 100% increase in non-GAAP net income for the fourth quarter, which was driven by a 34% increase in license revenues.  This quarter's financial results reflect a surge in demand for both Attunity Replicate and Attunity MFT solutions as we continue to increase our sales and marketing efforts, and continue to ramp up several strategic partnerships and strategic alliances," stated Shimon Alon, Chairman and CEO of Attunity. "Since launching Attunity Replicate earlier this year, we have closed over 20 deals worldwide across several industries, including financial services, semiconductor, and healthcare.  As a result, Attunity Replicate is now recognized as a leading replication software solution for customers and partners with Big Data initiatives."

"Since launching Attunity Replicate, our collaborations with leading data warehouse vendors gave us the ability to sell into their extensive customer bases and led directly to closing new customer agreements. We expect to close additional deals with these large scale data warehouse companies in the upcoming quarters. For example, our EMC Greenplum integration presented us with important opportunities, closing some this quarter and targeting others in 2013."

"In regards to our Cloud initiatives, the CloudBeam SaaS product for AWS has become commercially available. During Amazon's re:Invent Conference in November 2012, Amazon highlighted Attunity CloudBeam's ability to transfer and move data between different cloud regions, data backup, recovery and migration. We believe Amazon's detailed explanation of our technologies at this conference served as a testament to the critical need of our solutions for Amazon's customers."

Mr. Alon concluded, "We plan to expand our solutions with partners in the Big Data and Cloud markets, both adding new solutions with existing partners as well as developing new partnerships. Accordingly, we expect to increase our customer base, cultivate existing customers and partnerships, and expand our marketing and sales efforts to serve the growing market in 2013."

Financial Results for Q4 2012

Total revenues for the fourth quarter of 2012 increased 24% to $7.1 million, compared to $5.7 million for the same period of 2011. This included license revenues for the fourth quarter of 2012, which increased 34% to $4.3 million, compared to $3.1 million for the same period of 2011.

Operating income for the fourth quarter of 2012 was $919,000, compared to an operating loss of ($14,000) for the same period of 2011.

Non-GAAP operating income for the fourth quarter of 2012 was $1,395,000, compared to $767,000 for the same period last year. Non-GAAP operating income for the fourth quarter of 2012 excludes equity-based compensation and amortization of software development costs totaling $264,000, compared to $196,000 for the same period last year; and $212,000 in amortization and expenses related to the acquisition of RepliWeb, compared to $585,000 for the same period last year (see footnotes 1 and 2 at the end of this release).

Net income for the fourth quarter of 2012 was $1,060,000, or $0.09 per diluted share, compared to a loss of ($412,000), or ($0.04) per diluted share (adjusted to reflect the recent reverse stock split), in the fourth quarter of 2011.

Non-GAAP net income for the fourth quarter of 2012 was $1,453,000, compared to $727,000 for the same period last year. Non-GAAP net income for the fourth quarter of 2012 excludes a total of $393,000 in expenses and amortization, including $36,000 of financial income associated with the revaluation of liabilities presented at fair value (attributed mainly to the rise of our share price) and the revaluation of the conversion feature related to the company's convertible debt; $212,000 in amortization and expenses associated with acquisition of RepliWeb; and $256,000 in expenses related to stock based compensation (see footnotes 1,2 and 3 at the end of this release).

See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Financial Results for Full Year 2012

Total revenues increased 68% in 2012 to $25.5 million, compared to $15.2 million in 2011.  This included license revenues, which increased by 77% to $14.4 million in 2012, compared to $8.1 million in 2011.

RepliWeb contributed $9.5 million in total revenues and $4.4 million in license revenues in 2012, compared to $2.8 million and $1.3 million, respectively, in 2011, starting from the second half of September 2011.

Operating income for 2012 was $2,518,000 compared to an operating income of $70,000 for 2011. Non-GAAP net operating income for 2012 was $4.4 million, compared to $2.2 million for 2011. Non-GAAP net operating income for 2012 excludes equity-based compensation and amortization of software development costs totaling $895,000 compared to $695,000 for 2011, as well as $952,000 in expenses and amortization related to the acquisition of RepliWeb, compared to $1.5 million for 2011 (see footnotes 1 and 2 at the end of this release).

Net income for 2012 was $1,486,000, or $0.12per diluted share, compared to a loss of $(815,000) for 2011, or ($0.09) per share, in 2011. Net income for 2012 was negatively impacted primarily by $0.9 million in expenses and amortization associated with the acquisition of RepliWeb, net of tax effect, compared to $0.8 million of similar expenses in 2011.

Non-GAAP net income for 2012 was $4.1 million compared to $1.5 million in 2011. Non-GAAP net income for 2012 excludes a total of $2.6 million in expenses and amortization related to the acquisition of RepliWeb, net of tax effect, equity-based compensation expenses, amortization of software development costs and financial expenses associated with the revaluation of conversion features related to convertible debt and liabilities presented at fair value (see footnotes 3 at the end of this release).

See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Cash and cash equivalents were $3.8 million as of December 31, 2012, compared to $1.5 million as of December 31, 2011.

Shareholders' equity increased to $9.6 million as of December 31, 2012, compared to $5.2 million as of December 31, 2011.

Outlook

For 2013, the Company expects revenue to grow by approximately 20%, compared to 2012.  This growth is expected to occur primarily in the second half of 2013. Additionally, we expect non-GAAP operating margin to range between 17% and 18%.

We expect to continue providing annual guidance regarding revenues and Non-GAAP operating profit margin in future periods.

Financial Reconciliation to NON-GAAP figures:

	From	To
GAAP Operating Profit Margin	10%	11%
Equity based compensation	4.5%	4.5%
Amortization Associated with the acquisition of RepliWeb	2.5%	2.5%
Non-GAAP Operating Profit margin (*)	17%	18%

    (*) Non GAAP Operating Profit Margin is calculated by dividing the Non GAAP

        Operating Profit by the total revenues for the period.

Attunity Analyst and Investor Day Information

The company's management team will host an Analyst and Investor Day tomorrow, January 31, 2013 at 8:30 a.m. Eastern Time in New York City. The event will also feature select key opinion leaders from the Cloud and Big Data industries and Attunity's strategic partners.

A recording of the presentations will be available after the event, through the events and investor relations sections of Attunity's website, http://www.attunity.com, and at http://www.kcsa.com, the content of which is not part of this press release.

Conference Call Information

The Company's management will host a conference call today, January 30, 2013, at 10:00 a.m. Eastern Time. The dial-in numbers for the conference call are 1-866-691-3082 (U.S. Toll Free), +1-800-358-8709 (International) or 072-273-3197 (Israel) All dial-in participants must use the following code to access the call: 4589849. Please call at least five minutes before the scheduled start time.

The conference call will be available via webcast and can be accessed through the Events section of Attunity's website, http://www.attunity.com/events, and http://www.kcsa.com, the contents of which are not part of this press release. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the Internet broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through February 28, 2013 at 1-800-406-7325 (U.S. Toll Free), +1-303-590-3030 (International) or 072-273-3198 (Israel) . Participants must use the following code to access the replay of the call: 4589849. The online archive of the webcast will be available on http://www.attunity.com/events or http://www.kcsa.com for 30 days following the call.

About Attunity

Attunity is a leading provider of information availability software solutions that enable access, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT). Using Attunity's software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today's IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube, the content of which is not part of this press release.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income,  operating income, operating profit margin and net income per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisition of RepliWeb net of related tax, non-cash equity based compensation charges in accordance with ASC 718, amortization of software development costs in accordance with ASC 985-20, and non-cash financial expenses such as revaluation effect of liabilities presented at fair value and convertible debt inducement expenses. Attunity's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our expectation to close additional deals with large scale data warehouse companies in the upcoming quarters, when we discuss our plan to expand our solutions with partners in the Big Data and Cloud markets, when we discuss our expectation to increase our customer base and expand our marketing and sales efforts to serve the growing market in 2013, when we discuss our expectation for revenue growth and Non GAAP operating profit margin in 2013, when we discuss our expectation to continue providing annual guidance, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM and VAR partners, including Microsoft; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; our liquidity challenges and the need to raise additional capital in the future; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Replicate; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's Annual Report on Form 20-F/A for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2013 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2012	2011
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,778	$1,484
Restricted cash	-	362
Trade receivables (net of allowance for doubtful accounts of $15 at December 31, 2012 and December 31, 2011)	3,671	1,988
Other accounts receivable and prepaid expenses	323	158
Total current assets	$7,772	$3,992

LONG-TERM ASSETS:
Other long term assets	93	72
Severance pay fund	2,880	2,684
Property and equipment, net	423	380
Intangible assets ,net	1,870	2,854
Goodwill	13,094	13,011
Total long-term assets	$18,360	$19,001
Total assets	$26,132	$22,993

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands except share data

	December 31,	December 31,
	2012	2011
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term convertible debt	$-	$835
Current maturities of long-term debt	-	115
Trade payables	316	452
Deferred revenues	4,759	5,197
Employees and payroll accruals	2,589	2,151
Accrued expenses and other current liabilities	1,220	1,906
Bifurcated conversion feature , presented at fair value	-	227
Payment obligation	1,934	-
Total current liabilities	$10,818	$10,883

LONG-TERM LIABILITIES:
Contingent payment obligation	-	1,669
Long term deferred tax liability, net	54	352
Other long-term liabilities	91	388
Long term deferred revenues	888	536
Liabilities presented at fair value	730	510
Accrued severance pay	3,989	3,467
Total long-term liabilities	$5,752	$6,922

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	1,270	1,146
Authorized: 32,500,000 shares at December 31, 2012 and December 31, 2011 Issued and outstanding: 10,919,930 shares at December 31, 2012 and 9,987,777 shares at December 31, 2011	-
Additional paid-in capital	110,318	107,572
Accumulated other comprehensive loss	(672)	(690)
Accumulated deficit	(101,354)	(102,840)
Total shareholders' equity	9,562	5,188
Total liabilities and shareholders' equity	$26,132	$22,993

*)On July 19 2012, the Company performed a reverse stock split of the Company's ordinary shares of four (4) for one (1).

The earning per share amounts and the share data presented for all prior periods were restated to reflect the effects of the reverse stock split.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended		3 months ended
	December 31,		December 31,
	2012	2011	2012	2011
	Unaudited	Audited	Unaudited	Audited

Software licenses	$14,437	$8,140	$4,253	$3,182
Maintenance and services	11,042	7,029	2,814	2,530
Total revenue	25,479	15,169	7,067	5,712
Operating expenses:

Cost of revenues	2,356	1,453	609	729
Research and development	7,748	4,960	1,921	1,999
Selling and marketing	9,833	5,851	2,868	2,275
General and administrative	3,024	2,835	750	723
Total operating expenses	22,961	15,099	6,148	5,726

Operating Income / (Loss)	2,518	70	919	(14)

Financial expenses , net	1,241	1,284	196	918
Income / (loss) before income taxes	1,277	(1,214)	723	(932)

Tax benefit	(209)	(399)	(337)	(520)
Net income / (loss)	$1,486	$(815)	$1,060	$(412)

Basic net income / (loss) per share	$0.14	$(0.09)	$0.10	$(0.04)
Weighted average number of shares used in computing basic net income / (loss) per share	10,716	8,662	10,658	9,544

Diluted net income / (loss) per share	$0.12	$(0.09)	$0.09	$(0.04)
Weighted average number of shares used in computing diluted net income / (loss) per share	12,245	8,662	12,248	9,544

*) On July 19, 2012, the Company performed a reverse stock split of the Company's ordinary shares of four (4) for one (1).

The earning per share amounts and the share data presented for all prior periods were restated to reflect the effects of the reverse stock split.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year ended
	December 31,
	2012	2011
	Unaudited	Audited

Net income / (loss)	$1,486	$(815)

Other comprehensive income /(loss):
Foreign currency translation adjustment	18	115
Net change in accumulated comprehensive income	$18	$115
Comprehensive income / (loss)	$1,504	$(700)

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year Ended
	December 31,	December 31,
	2012	2011
	Unaudited	Audited

Cash flows activities:
Net Income /( loss)	$1,486	$(815)
Adjustments required to reconcile net income /( loss) to net cash provided by operating activities:
Depreciation	255	123
Expenses related to RepliWeb's employees in connection with the acquisition	-	139
Stock based compensation	736	359
Amortization of intangible assets	984	843
Fair value of guarantee associated with short term loan		49
Accretion of payment obligation	265	75
Convertible debt inducement expenses	108	202
Increase in accrued severance pay, net	326	40
Increase in trade receivables	(1,683)	(453)
Decrease ( increase) in other accounts receivable and prepaid expenses	(165)	537
Increase in other long term assets	(21)	(174)
Decrease in trade payables	(136)	(370)
Decrease in deferred revenues	(86)	2,228
Increase in employees and payroll accruals	438	785
Increase (decrease) in accrued expenses and other liabilities	(814)	882
Excess tax benefit from stock based compensation	40	-
Revaluation of restricted cash	-	(16)
Change in liabilities presented at fair value	706	589
Change in deferred taxes, net	(321)	(774)
Change in other long term liabilities	(186)	-
Net cash provided by operating activities	$1,932	4,249

Cash flows from investing activities:
Purchase of property and equipment	(298)	(161)
decrease (increase) of restricted cash	362	(100)
Cash paid in connection with the acquisition , net of acquired cash	-	(2,424)

Net cash provided by / (used in) investing activities	$64	(2,685)

Cash flows from financing activities:

Receipt of short term bridge loan to finance the acquisition	-	3,000
Repayment of bridge loan	-	(3,000)
Proceeds from exercise of stock options, warrants and rights	577	287
Receipt of long term loan	-	57
Repayment of long-term debt	(115)	(1,046)
Repayment of convertible debt	(138)	(245)
Repayment of convertible debt
Excess tax benefit from stock based compensation	40	-
Net cash provided by (used in) financing activities	$364	(947)

Foreign currency translation adjustments on cash and cash equivalents	(66)	(5)

Increase in cash and cash equivalents	2,294	612
Cash and cash equivalents at the beginning of the period	1,484	872

Cash and cash equivalents at the end of the period	$3,778	$1,484

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	$225	$63

Income tax	$298	$-

Non cash activity
Conversion of convertible debt and bifurcated conversion feature	$1,202	1,144
Liability related to warrants allocated to equity	206
	1,408	1,144

Issuance of shares related to the acquisition of RepliWeb	$-	$2,533

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except per share data

		Year ended		3 months ended
		December 31,		December 31,
		2012	2011	2012	2011
		December 31,	December 31,	December 31,	December 31,
		Unaudited	Audited	Unaudited	Audited

	GAAP operating Income / (loss)	$2,518	$70	919	$(14)
	Stock based compensation (1)	736	359	256	138
	Amortization of Software Development Costs	160	336	8	58
	Acquisition-related expenses, amortization and adjustments (2)	952	1,449	212	585
	Non-GAAP operating Income	$4,365	$2,214	1,395	$767

	GAAP net Income	1,486	(815)	1,060	(412)
	Stock based compensation (1)	736	359	256	138
	Amortization of Software Development Costs	160	336	8	58
	Acquisition-related expenses, amortization and adjustments (2)	952	1,449	212	585
	Revaluation of liabilities and conversion feature presented at fair value	814	791	(36)	875
	Acquisition related financial expense	265	125	66	257
	Tax related to the acquisition	(360)	(774)	(113)	(774)
	Non-GAAP net Income	$4,052	$1,471	1,453	$727

	GAAP diluted net Income (loss) per share:	0.12	(0.09)	0.09	(0.04)
	Stock based compensation and Amortization of Software Development Costs,Acquisition-related expenses, amortization and adjustments	0.15	0.25	0.04	0.08
	Revaluation of Liabilities presenmted at fair value, and acquisition related financial expenses	0.09	0.11	0.00	0.12
	Tax related to the acquisition	(0.03)	(0.08)	(0.01)	(0.08)
	Non-GAAP diluted net Income per share	$0.33	$0.18	0.12	$0.08

	Weighted average number of shares used in computing diluted net income per share	12,245	8,662	12,248	9,544
(1)	Stock-based compensation expenses under ASC 718 included in:
	Research and development	306	122	88	50
	Selling and marketing	241	100	109	30
	General and administrative	189	137	59	58
		$736	$359	256	$138

(2)	Operating Acquisition-related expenses, amortization and adjustments:
	Valuation adjustment on acquired deferred services revenue	128	135	6	128
	Cost of Sales - Amortization of technology	559	220	140	198
	Carve-out to RepliWeb employees	-	386	-
	Selling and marketing - Amortization of customers relationship	265	287	66	259
	General and administrative - Acquisition expenses	-	421	-
		$952	$1,449	212	$585

(3)	Total Acquisition-Related Expenses:
	Acquisition-related expenses, amortization and adjustments - Note 2	952	1,449	212	585
	Accretion of payment obligation	265	75	66
	Fair value of carve out feature related to warrants	-	440	-	140
	Tax related to the acquisition	(360)	(774)	(113)	(774)
		$857	$1,190	165	$(49)

*) On July 19,2012, the Company performed a reverse stock split of the Company's ordinary shares of four (4) for one (1).

The earning per share amounts and the share data presented for all prior periods were restated to reflect the effects of the reverse stock split.

For more information, please contact:

Todd Fromer / Garth Russell
KCSA Strategic Communications
P: +1-212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972-9-899-3000
dror.elkayam@attunity.com